SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.° 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING,
HELD ON APRIL 10, 2007

Date, time and place: Held on April 10, 2007, at 9:30 a.m., at Rua Gomes de Carvalho, n° 1.629, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Vila Olímpia, in the Capital of the State of São Paulo. Call: Waived, due to the attendance of all the members of the Company’s Board of Directors. Attendance: All the members of the Company’s Board of Directors. Presiding Board: Constantino de Oliveira Jr. – as Chairman of the meeting; Henrique Constantino – to be the Secretary. Agenda: Resolve on the amendment of the date in which the shares issued by the Company will be negotiated ex-right to subscription of new shares, in the context of the capital increase approved by this Board of Directors on April 9, 2007, in the limit of the Company’s authorized capital. Resolutions taken: In order to permit a better disclosure of the information with respect to the rights of the shares of the Company negotiated in the stock exchange on the present date, by unanimous voting, was approved by the members of the Board of Directors, the postponement in one day of the date in which the shares of the Company negotiated in the stock exchange will be negotiated ex-right to subscription of new shares, in the context of the capital increase on April 9, 2007. The shares negotiated until and including the present date (April 10, 2007) will have the right to subscription of new shares of the capital increase approved on April 9, 2007. As from and including the 11th day of April, 2007, the shares will be negotiated ex-right to subscription of the shares to be issued in the context of the capital increase approved on April 9, 2007. All other terms of the capital increased approved on April 9, 2007 remain unchanged. Drawing-up and Reading of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. These minutes were drawn-up in a summary form, as set forth in Article 130, paragraph first, of the Brazilian Corporate Law (“Lei das SAs”). São Paulo, April 10, 2007. Presiding Board: Constantino de Oliveira Jr. – Chairman of the meeting; Henrique Constantino – Secretary. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, April 10, 2007

_________________________________________________	_________________________________________________
Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

The preferred shares, the ADRs and the preemptive rights have not been registered under the Securities Act and may not be offered or sold (a) in the United States absent registration or an applicable exemption from registration under the Securities Act, or (b) in any other jurisdiction in which such offer or sale is prohibited. This press release shall not constitute an offer to sell nor the solicitation of an offer to buy the preferred shares, the ADRs or the preemptive rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.